Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

November 4, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:             Joseph Cascarano, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief

Re:         First China Pharmaceutical Group, Inc.
Form 10-K/A for Fiscal Year Ended March 31, 2011
Filed September 19, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced Form 10-K/A and Form 10-Q by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2011. We are including a courtesy marked copy of the Company’s Amendment No. 2 to Quarterly Report on Form 10-Q/A (“Amendment No. 2 to 10-Q”) indicating the changes made thereon from the previous Form 10-Q filed with the Commission, and the Company’s Amendment No. 2 to Annual Report on Form 10-K/A (“Amendment No. 2 to 10-K”) indicating the changes made thereon from the previous Form 10-K/A filed with the Commission. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended March 31, 2011

Background, page 2

1.            SEC Comment: We note your discussion of the Exchange Agreement including the payment of up to 2% of the quarterly gross sales of XYT. Additionally, the final sentence on page two states that “[w]ith the exception of these bonus payments to be paid to Mr. Wang, the Exchange Agreement does not contemplate any material payments or benefits to be received by the parties.” Please revise this section to provide a clear discussion of the shareholders distribution received by Mr. Wang for his continued relationships and payment collection from customers.

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Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see pages 2-3 of Amendment No. 2 to 10-K.

Products and Distribution, page 5

2.
SEC Comment: In the last paragraph on page six, you disclose your customer website as www.kmxyt.com. We also note that you maintain a corporate website, www.firstchinapharma.com, for your holding company, First China Pharmaceutical Group, Inc. Please revise your disclosure here, and where appropriate, to discuss the existence and purpose of each website.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 7 of Amendment No. 2 to 10-K.

3.
SEC Comment: In the third paragraph on page seven, you state that you formed “an alliance” with the largest national logistics company in China, Deppon Logistics. Revise your disclosure to discuss this alliance in greater detail including whether you entered into a written contract or other agreement with Deppon, and if so, the key terms of this agreement. Please amend your filing to include this agreement as an exhibit.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K to clarify the Company’s distribution process and that the Company does not have a written contract with Deppon. Please see page 8 of Amendment No. 2 to 10-K.

Customers, page 16

4.
SEC Comment: In the first two paragraphs on page 16 you discuss the collection of payments from customers collected by your CEO, Mr. Wang. Please revise this section to provide disclosure consistent with our review of your Form 8-K originally filed September 15, 2010 and most recently amended September 16, 2011. Your disclosure should reflect the reclassification of this payment from a receivable to a distribution to a shareholder and the resulting reduction in retained earnings.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 17 of Amendment No. 2 to 10-K.

5.	SEC Comment: Additionally, please state clearly here that, while you are “in discussions regarding an acceptable payment schedule,” Mr. Wang has not repaid any amount of the distribution.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 17 of Amendment No. 2 to 10-K.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Risk Factors, page 23

Risks Related to Our Business and Industry, page 23

Increasing government regulation of the internet could affect out business, page 27

6.
SEC Comment: Please revise this section to discuss in greater detail the specific government regulations of the internet that may affect your business. Include discussion of how these regulations apply to your business and the specific risks to you.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 29 of Amendment No. 2 to 10-K.

Risks Related to Our Corporate Structure, page 32

7.
SEC Comment: Please revise this section to include a separate risk factor addressing the risks involved with your corporate structure related to the organization of your entities under PRC law. Specifically, address the risks involved with the use of a WFOE and variable interest entities, as applicable.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 34 of Amendment No. 2 to 10-K.

Risks Relating to Our Securities and our Status as a Public Company, page 36

The relative lack of public company experience of our management team…, page 36

8.
SEC Comment: Please expand this section to discuss in greater detail management’s lack of experience with U.S. GAAP. Include disclosure of any steps you have taken to improve your knowledge or experience in order to assure compliance with U.S. accounting standards and U.S. federal securities laws.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 38 of Amendment No. 2 to 10-K.

Management’s Discussion and Analysis…page 41

Results of Operations, page 45

9.
SEC Comment: Your discussion regarding results of operations are overly generic and should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. In particular, you show a material increase in sales and cost of sales. Therefore, provide a more detailed discussion of the components of sales growth for all periods presented. Discuss by quantifying the components of the increase and indicating the relevant weight of product volume or price and particular product line to the overall increase. You also should address the underlying reasons for changes. In this example, you should discuss the underlying factors that contributed to the increase in the volume of customer transactions besides “increased selling efforts.” The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase costs of sales is due to an increase in revenues.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see pages 47-49 of Amendment No. 2 to 10-K.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Sales, page 45

10.
SEC Comment: Beginning at the top of page 46, you discuss the collection of receivables by your CEO, Mr. Wang. Please revise this section to provide disclosure consistent with our review of your Form 8-K originally filed September 15, 2010 and most recently amended September 16, 2011. Your disclosure should reflect the reclassification of this receivable as a distribution to a shareholder and the resulting reduction in retained earnings. Revise your Liquidity and Capital Resources section of MD&A to discuss the impact on your liquidity due to this continued arrangement with Mr. Wang.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see page 48 of Amendment No. 2 to 10-K.

Liquidity and Capital Resources, page 47

11.
SEC Comment: We note that in lieu of a discussion and analysis of cash flows, you merely recited net changes in the major captions in the Statements of Cash Flows. Please provide an enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions as reported therein for all periods presented. For example, we note material changes in accounts receivable, other receivables, and inventory and the reasons for such fluctuations are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see pages 49-51 of Amendment No. 2 to 10-K. In addition, the Company confirms that its liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.

Certain Relationships and Related Transactions, and Director Independence, page 59

Related Party Transactions, page 59

12.
SEC Comment: Beginning with the first paragraph at the top of page 60, please revise your disclosure to reflect the reclassification of the receivable collected by Mr. Wang. Your disclosure should reflect the transaction as a distribution to a shareholder as reported in your retained earnings. Refer to Item 404 of Regulation S-K.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly. Please see pages 61-62 of Amendment No. 2 to 10-K.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

13.
SEC Comment: We note that the restatements in the financial statements were due to a correction of an error involving an accounting principle; consequently, please revise the report as the changes require recognition in the auditor’s report through the addition of an explanatory paragraph.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly to recognize the changes in the auditor’s report through the addition of an explanatory paragraph. Please see page F-2 of Amendment No. 2 to 10-K.

Consolidated Balance Sheets, page F-3

14.	SEC Comment: Please clearly indicate above each applicable column in your financial statements that it has been restated.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly to clearly indicate above each applicable column of the financial statements that it has been restated. Please see page F-3 of Amendment No. 2 to 10-K.

Notes to the Financial Statements, pages F-11 - F-35

15.
SEC Comment: As the company’s financial statements have been restated to correct an error, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Company Response: The Company respectfully informs the Staff that it should not be regarded as an accounting error as indicated in ASC 250-10-50-7 through 50-10. The pre-restated “Due from Related Party” amount was wholly comprised of the “Other Receivables” - from the Company’s shareholder, Mr. Wang - per the Staff’s perspective, such item is in substance the cash that the Company has distributed to its shareholder, Mr. Wang. The Company’s auditor was required by the SEC to restate the balance sheet to report the “Due from Related Party” balance as a deduction from equity in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). However, the “Due from Related Party” amount arises from XYT, the Company’s subsidiary located in China. In the subsidiary’s financial statements, such amount due from a related party remained unchanged because Chinese law does not permit the direct “off-set” of an asset against liabilities of an enterprise in its own discretion, the goal of which is aiming at protecting any creditor of the company as any direct reduction of equity as a result of such movement as a capital reduction must be regulated by and approved by the Industrial and Commercial Bureau of the PRC government in special circumstances, such as bankruptcy or capital reorganization. Also, in the Company’s Audit Report, it is stated that the Company’s auditor has not performed any additional audit procedures and work on the Company after the first date of the Audit Report, and therefore the Audit Report does not express any kind of assurance related to any events and their possible effect that are related to the stated periods in the Audit Report after the first date of the Audit Report. The cause of the change was a disclosure matter regarding the presentation of consolidated financial statements in conformity with the U.S. GAAP, rather than correction of an accounting error.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Pre-restated due from related party amounts were $18,033,038 as of March 31, 2011 and $12,009,958 as of March 31, 2010, and post-restated due from related party amounts were in the amount of $0 as of March 31, 2011 and $0 as of March 31, 2010. Pre-restated retained earnings were $(366,183) as of March 31, 2011 and $5,469,970 as of March 31, 2010, and post-restated due from related party amounts were $(10,229,389) as of March 31, 2011 and $(6,539,988) as of March 31, 2010.

March 31, 2011	Pre restated	Post restated

Due from related party	$18,033,038	$0

Retained earning	$(366,183)	$(10,229,389)

March 31, 2010	Pre restated	Post restated

Due from related party	$12,009,958	$0

Retained earning	$5,469,970	$(6,539,988)

Note 3. Deemed distribution of dividend, page F-21

16.
SEC Comment: Please delete all information prepared and presented in accordance with PRC GAAP. As the company is a U.S. domestic issuer, you must follow Regulation S-X and U.S. GAAP. Financial statements not prepared in accordance with U.S. GAAP are presumed to be inaccurate or misleading.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-K accordingly to delete all information prepared and presented in accordance with PRC GAAP. Please see page F-21 of Amendment No. 2 to 10-K.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Note 15. Subsequent Event, page F-30

Corporate Re-organization & Intended Disposal of XYT

17.
SEC Comment: We note that in a proposed re-organization “FCPG HK will dispose its interests in XYT through an arm’s length transaction.” However, despite the disposal “FCPG HK will contract with XYT to act as the supplier of its logistics in filling orders in Yunnan province. XYT will be contractually bound to only provide services to FCPG HK. FCPG HK will retain ownership of the customers generated by XYT and the internet license. The internet software utilized to conduct the business will also continue to be used exclusively by FCPG HK.” In order to better understand the accounting implications of the disposal, and with appropriate referral to applicable accounting guidance, please provide the following:

a.	Describe in detail how the company will account for the above described contractual relationship between FCPG HK and XYT;

b.	Explain your consideration of the VIE consolidation model pursuant to ASC 80510-25-20, as amend by ASU 2009-17; and

c.	Explain in detail how FCPG HK will retain ownership of the customers and the internet license of XYT if the operating company is being sold in an arm’s length transaction.

Company Response: The Company respectfully informs the Staff that the Company is consulting with its accountants and legal counsel regarding the purported benefits of the proposed re-organization and will provide a response to the Staff upon further consideration and conclusion of those consultations.

18.
SEC Comment: We also note your claim that the reorganization “will save the [c]ompany tens of millions of dollars in taxes over the next 5 years alone.” Please explain and disclose your basis in support of such an assertion.

Company Response: The Company respectfully informs the Staff that the Company is consulting with its accountants and legal counsel regarding the purported benefits of the proposed re-organization and will provide a response to the Staff upon further consideration and conclusion of those consultations.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Balance Sheets, page 4

19.
SEC Comment: We note that the company has amended its Form 10-K for the years ended March 31, 2011 and 2010, respectively. Consequently, please amend and restate all relevant balance sheets to report the Due from Related Party balances as a deduction from equity in the Form 10-Q for the periods presented.

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-Q accordingly to amend all relevant balance sheets to report the Due from Related Party balances as a deduction from equity. Please see page 4 of Amendment No. 2 to 10-Q.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

Note 3. Related Parties, page 17

20.
SEC Comment: We note that the company owes FCPG-HK approximately $6.2 million, please restate and report the due to related party payable separately on the balance sheet. See Regulation S-X, Rule 5-02-19 and Rule 4-08(k).

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 2 to 10-Q. Please see page 17 of Amendment No. 2 to 10-Q.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 4, 2011

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated November 4, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang
Zhen Jiang Wang, Chief Executive Officer

GREENBERG TRAURIG, LLP